VIA EDGAR AND E-MAIL

October 18, 2023

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Brookfield Corporation

Registration Statement on Form F-3

File No. 333-274061

To Whom It May Concern:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, Brookfield Corporation hereby respectfully requests that the effectiveness of the above referenced registration statement on Form F-3 (File No. 333-274061) be accelerated by the Commission so that it may become effective at 4:00 P.M. Eastern Time on Friday, October 20, 2023.

If the Staff of the Commission has any questions, please contact Mile T. Kurta, Esq. of Torys LLP at (212) 880-6363 or mkurta@torys.com.

Sincerely,

BROOKFIELD CORPORATION

By:	/s/ Swati Mandava
Name: Swati Mandava
Title: Managing Director, Legal and Regulatory

[Signature Page to the Acceleration Request]